

Mail Stop 6010

January 29, 2008

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Lawrence D. Firestone
Executive Vice President and Chief Financial Officer
1625 Sharp Point Drive
Fort Collins, CO 80525

   RE: Advanced Energy Industries, Inc.
      Form 10-K for the fiscal year ended December 31, 2006
      Filed February 20, 2007
      File No. 000-26966

Dear Mr. Firestone:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant